Exhibit 99.1

October 12, 2018	TSX: GPR
For Immediate Release	NYSE American: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS THIRD QUARTER 2018 PRODUCTION RESULTS AND PROVIDES CORPORATE UPDATE

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE American: GPL) (“Great Panther”; the “Company”) announces production results for the third quarter (“Q3”) 2018 from its two wholly-owned Mexican silver mining operations: the Guanajuato Mine Complex (“GMC”), which includes the San Ignacio Mine, and the Topia Mine in Durango.

Nine Months ended September 30, 2018 (Compared to the Nine Months ended September 30, 2017)

•	Silver production decreased 3% to 1,419,712 silver ounces (“Ag oz”)
•	Gold production decreased 3% to 16,060 gold ounces (“Au oz”)
•	Lead and zinc production increased 75% and 41%, respectively
•	Consolidated metal production increased 11% to 3,219,182 silver equivalent ounces (“Ag eq oz”)(1)
•	Ore processed increased 4% to 284,985 tonnes

Third Quarter 2018 Production Highlights (Compared to Third Quarter 2017)

•	Silver production decreased 16% to 448,840 Ag oz
•	Gold production decreased 19% to 4,737 Au oz
•	Lead and zinc production increased 29% and 14%, respectively
•	Consolidated metal production decreased 5% to 1,023,128 Ag eq oz(1)
•	Ore processed decreased 1% to 92,920 tonnes

(1) Ag eq oz for 2018 presented in the press release are calculated using an 80:1 Au:Ag ratio, and ratios of 1:0.0636 and 1:0.0818 for the price/ounce of silver to price/pound of lead and zinc respectively. Comparative Ag eq oz for 2017 are calculated using a 70:1 Au:Ag ratio, and ratios of 1:0.0559 and 1:0.00676 for the price/ounce of silver to price/pound of lead and zinc respectively. The changes reflect changes in the prices of gold, lead and zinc in relation to the price of silver in 2018 relative to 2017. Prior disclosure of 2018 Ag eq oz production results were computed on different ratios. Please refer to notes in the applicable disclosures.

“We remain on track to meet our production guidance for 2018 with good year-to-date production performance, despite a decline in silver and gold production for Q3 compared to Q3 of last year”, stated James Bannantine, President & CEO. “Given the sustained low metal price environment, we adjusted our mine plan in the third quarter to exercise the flexibility between our mines and plant to reduce mining of higher cost stopes at the Guanajuato Mine. This was a factor accounting for the relative decline in silver and gold production in the third quarter, along with lower grades and recoveries at the GMC and a particularly strong quarter of production for Q3 of 2017. We also initiated other cost reduction measures at our Mexican operations to address the low metal prices. Our focus over the coming months will be on completing the acquisition of Beadell Resources Limited, as well as continuing to progress the Bulk Sample Program at our Coricancha Mine in Peru and advance to a production decision in early 2019.”

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Consolidated Operations Summary	Q3 2018	Q3 2017	Change	YTD 2018	YTD 2017	Change
Ore processed (tonnes)	92,920	94,080	-1%	284,958	275,313	4%
Metal production (Silver equivalent ounces)	1,023,128(1)	1,080,483(2)	-5%	3,219,182(1)	2,912,959(2)	11%
Silver production (ounces)	448,840	532,803	-16%	1,419,712	1,468,467	-3%
Gold production (ounces)	4,737	5,848	-19%	16,060	16,570	-3%
Lead production (tonnes)	572	442	29%	1,484	850	75%
Zinc production (tonnes)	639	562	14%	1,700	1207	41%

(1) Silver equivalent ounces for 2018 were calculated using an 80:1 Au:Ag ratio, and ratios of 1:0.0636 and 1:0.0818 for the price/ounce of silver to price/pound of lead and zinc, respectively. The ratios are reflective of average metal prices for 2018.

(2) Silver equivalent ounces for 2017 were calculated using a 70:1 Au:Ag ratio, and ratios of 1:0.0559 and 1:0.0676 for the price/ounce of silver to price/pound of lead and zinc, respectively, and are reflective of average metal prices for 2017.

Guanajuato Mine Complex

In Q3 2018, production at the GMC included silver production of 448,840 oz and gold production of 4,737 oz, which represent a 16% and 19% decrease, respectively, compared to the same quarter in the previous year. During Q3 2018, we took steps to reduce mining of higher cost areas of the Guanajuato Mine. This was partly offset by an increase in ore feed from the San Ignacio Mine. Although San Ignacio has a lower overall mining cost, metal production was also affected by lower grades reflecting variability in the mineralization. The increase in Ag eq oz production reflects the change in the relative Au to Ag price as reflected in the Au:Ag ratio used to compute Ag eq oz.

The San Ignacio mine accounted for 76% of the total ore processed at the GMC in Q3 2018, compared to 58% in Q3 2017.

GMC Operations Summary	Q3 2018	Q3 2017	Change	YTD 2018	YTD 2017	Change
Ore processed (tonnes)	74,303	76,076	-2%	230,236	239,068	-4%
Metal production (Silver equivalent ounces)	613,938(1)	724,630(2)	-15%	2,061,540(1)	2,167,425(2)	-5%
Silver production (ounces)	260,836	341,636	-24%	842,352	1,054,762	-20%
Gold production (ounces)	4,414	5,471	-19%	15,240	15,895	-4%
Ag grade (g/t)	124	155	-20%	129	154	-16%
Au grade (g/t)	2.12	2.54	-16%	2.34	2.38	-2%
Ag recovery (%)	87.8%	89.8%	-2%	88.1%	89.4%	-1%
Au recovery (%)	87.1%	88.1%	-1%	87.8%	86.8%	1%

(1) Silver equivalent ounces for 2018 were calculated using an 80:1 Au:Ag ratio, and ratios of 1:0.0636 and 1:0.0818 for the price/ounce of silver to price/pound of lead and zinc, respectively. The ratios are reflective of average metal prices for 2018.

(2) Silver equivalent ounces for 2017 were calculated using a 70:1 Au:Ag ratio, and ratios of 1:0.0559 and 1:0.0676 for the price/ounce of silver to price/pound of lead and zinc, respectively, and are reflective of average metal prices for 2017.

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Topia Mine

In Q3 2018, silver and gold production from the Topia Mine declined 2% and 14%, respectively, compared to the same quarter in the previous year. Lead and zinc production increased 29% and 14% compared to the same quarter in the previous year, which contributed to the 15% increase in metal production in the quarter. The rise in metal production is attributed to higher tonnage processed coupled with higher lead and zinc grades.

The increase in ore processed is the result of a combination of mining areas with wider veins, as well as higher mill availability due to improved operational efficiencies.

The production tonnage in Q3 2018 saw lower silver and gold grades compared to the same quarter in the prior year. However, the decrease in silver and gold grades was more than offset by the increased lead and zinc grades.

Topia Operations Summary	Q3 2018	Q3 2017	Change	YTD 2018	YTD 2017	Change
Ore processed (tonnes)	18,617	18,004	3%	54,722	36,245	51%
Metal production (Silver equivalent ounces)	409,190(1)	355,853(2)	15%	1,157,642(1)	745,534(2)	55%
Silver production (ounces)	188,004	191,167	-2%	577,360	413,705	40%
Gold production (ounces)	323	377	-14%	820	674	22%
Lead production (tonnes)	572	442	29%	1,484	850	75%
Zinc production (tonnes)	639	562	14%	1,700	1,207	41%
Ag grade (g/t)	334	362	-8%	351	388	-9%
Au grade (g/t)	0.90	0.97	-7%	0.78	0.85	-9%
Ag recovery (%)	94.0%	91.1%	3%	93.5%	91.6%	2%
Au recovery (%)	59.6%	67.1%	-11%	59.9%	67.8%	-12%

(1) Silver equivalent ounces for 2018 were calculated using an 80:1 Au:Ag ratio, and ratios of 1:0.0636 and 1:0.0818 for the price/ounce of silver to price/pound of lead and zinc, respectively. The ratios are reflective of average metal prices for 2018.

(2) Silver equivalent ounces for 2017 were calculated using a 70:1 Au:Ag ratio, and ratios of 1:0.0559 and 1:0.0676 for the price/ounce of silver to price/pound of lead and zinc, respectively, and are reflective of average metal prices for 2017.

OUTLOOK

Cash cost and AISC for Q3 2018 will be higher than full year guidance reflecting the impact of lower grades and narrower mining widths encountered, restructuring costs associated with cost reduction initiatives, lower by-product credits and mark-to-market adjustments on shipments from the prior quarter which were settled at lower metal prices in the third quarter.

Despite higher than trend costs in Q3 2018, the Company is maintaining its 2018 production, cash cost and AISC guidance. It is noted that cash cost and AISC are very sensitive to the Mexican peso foreign exchange rate and metal prices through the computation of by-product credits.

Production and cash cost guidance	FY 2018 Guidance
Total silver equivalent ounces	(1)4,000,000 - 4,100,000
Cash cost(2)	$ 5.00 - $ 6.50
AISC(2)	$ 12.50 - $ 14.50

(1) FY 2018 Guidance Ag eq oz figures were calculated and presented using a 70:1 Au:Ag ratio, and ratios of 1:0.0559 and 1:0.0676 for the price/ounce of silver to price/pound of lead and zinc, respectively, and are not reflective of actual metal prices during 2018.

(2)	Cash cost and AISC are non-GAAP measures. Refer to the "Non-GAAP Measures" section of the Company’s MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

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The focus for the remainder of 2018 for the Company’s Mexican operations will be on achieving production efficiencies at Guanajuato and San Ignacio. The Company will increase the proportion of ore from San Ignacio as the Guanajuato Mine is optimized for profitability in a low metal price environment.

The Bulk Sample Program (the “BSP”) on the Coricancha Mine in Peru continues to advance on schedule following the announcement of the positive Preliminary Economic Assessment (“PEA”) on May 31, 2018. Further details of the project and an update on the BSP can be found on the Company’s website in the Operations section. Upon completion of the BSP, expected in the first quarter of 2019, the Company will be in a position to make a production decision.

Great Panther recently announced an agreement to acquire all of the shares of Beadell Resources Limited (“Beadell”), the 100% owner of the Tucano Gold Mine in Brazil, in a friendly acquisition. Details of the transaction can be found in the September 23, 2018 press release and presentation which is available on the respective websites of each company. The transaction is subject to customary closing conditions, including shareholder votes for both Beadell and Great Panther, Australian court approval and TSX approval for Beadell and Great Panther, respectively, with the transaction expected to close early in 2019.

The acquisition of Beadell will create a new emerging intermediate precious metals production company with a significant mineral resource inventory, strong production growth with the potential addition of the Coricancha Mine, and attractive exploration potential from Beadell’s 2,500 km2 exploration land package. With Great Panther’s strong balance sheet of approximately US$60 million in cash and no debt, the combined company will be fully funded to execute on the Coricancha growth opportunity, optimization and growth plans for Beadell’s Tucano mine, longer-term exploration opportunities, and Beadell’s debt service.

Great Panther expects its cash and net working capital will be sufficient to fund the closing and integration of the acquisition of Beadell, fund Beadell’s further capital and debt service needs, and fund the restart of Coricancha should the Company make a positive decision to restart the mine.

The technical information contained in this news release has been reviewed and approved by Robert F. Brown, P. Eng., acting Vice President Exploration for the Company and the Qualified Person for the Guanajuato Mine Complex, the Topia Mine and the Coricancha Mine under the meaning of NI 43-101.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. The Company is also advancing towards a decision to restart the Coricancha Mine in Peru with the initiation of a Bulk Sample Program following the completion of a positive Preliminary Economic Assessment in May 2018. In addition, the Company has signed an agreement to acquire all of the issued ordinary shares of gold producer Beadell Resources. The closing of this transaction will create a new emerging and growth-oriented precious metals producer focused on the Americas with strong geographic diversity across three leading mining jurisdictions, and a diverse asset portfolio including three producing mines, an advanced stage project, and significant exploration potential.

James Bannantine

President & CEO

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CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include, but are not limited to, the Company's production guidance and ability to meet its production guidance, expectations of cash cost and AISC, production and restart expectations for the Coricancha Mine, statements with respect to the findings of the PEA for Coricancha Mine, the timing or findings of the BSP on Coricancha Mine, the timing or positive outcome of a production decision for Coricancha Mine, the ability and timing regarding the acquisition of Beadell, and, in particular, any other forward-looking statements made under the heading “Outlook” above including the sufficiency of cash and net working capital to fund the closing and integration of the acquisition of Beadell, fund Beadell’s further capital and debt service needs, and fund the restart of Coricancha should the Company make a positive decision to restart the mine. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political, permitting and environmental risks involving the Company's operations in foreign jurisdictions, technical and operational difficulties that may be encountered at the Company’s operations as well as with the reactivation of the Coricancha Mine, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, uncertainty in mineral resource estimation, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations or resource estimates, exploration results being indicative of future production of its properties, changes in project parameters, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2017 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov. There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed. Readers are cautioned not to place undue reliance on forward looking statements. The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

Alex Heath

Director, Investor Relations

Toll free: 1 888 355 1766

Tel: +1 604 638 8956

aheath@greatpanther.com

www.greatpanther.com

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